

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 8, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 8, 2025, The Nasdaq Stock Market (the "Exchange") received from Walmart Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.10 per share

2.550% Notes due 2026

1.050% Notes due 2026

1.500% Notes due 2028

4.875% Notes due 2029

5.750% Notes due 2030

1.800% Notes due 2031

5.625% Notes due 2034

5.250% Notes due 2035

4.875% Notes due 2039

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

Eun Ah Choi